Exhibit 99.96

DHX Media receives CRTC approval on $170M acquisition of Family Channel and three other children's channels

- Competition Bureau approval also received -

- Transaction expected to close on or about July 31, 2014 -

HALIFAX, July 24, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX) today announced it has received final approval from the Canadian Radio-television and Telecommunications Commission ("CRTC") on the proposed acquisition of Family Channel, Disney XD, Disney Junior (English-language channel) and Disney Junior (French-language channel) (together, the "Family Channel Business"). On November 28, 2013, DHX announced it had entered into a definitive agreement to acquire the Family Channel Business from Bell Media for approximately $170 million in cash, subject to certain customary post-closing adjustments. The acquisition has now met key regulatory requirements for completion, having also received approval from the Competition Bureau in December 2013, and is expected to close on or about July 31, 2014. At that time, the Company also expects to close its previously announced senior debt financing.

CRTC approval was obtained substantially on the terms set out in DHX's application and commitments made during the CRTC process. Among other things, the CRTC approved DHX's request to permit Family to source up to 40% of its Canadian programming schedule, exclusive of filler programming, from related companies.

"Family is the number one channel across all kids' audiences in Canada, and we are delighted that CRTC approval puts us on track to close the acquisition of this preeminent outlet, along with the highly successful Disney XD and the Disney Junior channels," said Michael Donovan, CEO of DHX Media. "With the largest independent library of children's television series in the world, our primary focus at DHX is providing entertainment for kids and families. The acquisition of these high-quality kids' brands complements and enhances all areas of our business and positions us for our next stage of growth. We look forward to welcoming the teams from these channels to DHX."

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to DHX and the acquisition of four children's channels from Bell Media, including statements regarding the expected time for closing the acquisition. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to risks related to satisfaction of conditions to closing the acquisition and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 14, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

For investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

+1 902-423-0260

Financial and consumer media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-6071

Trade media, please contact:

Aimee Norman at DDA Blueprint aimee@ddablueprint.com

Tel: +44 (0) 20 8985 4708

CO: DHX Media Ltd.

CNW 15:27e 24-JUL-14